File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 14th., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 14th., 2002

VITRO, S.A. DE C.V.
HOLDS GENERAL SHAREHOLDERS' MEETING

Garza Garcia, N.L., Mexico - March 14th, 2002 - Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) held today its General Ordinary Shareholders Meeting which approved the Company's 2001 financial results, elected the members of the Board of Directors and the Examiner for the year 2002, and resolved to pay a cash dividend of Ps. $ 0.25 (twenty five cents) per common share.

In addition, the General Ordinary Shareholders Meeting, subject to certain terms and conditions, and to the negotiation and signature of the definitive agreements, resolved to sell 51% of its stake in Vitromatic, S.A. de C.V. to Whirlpool. Vitro expects to complete the transaction during the second quarter of this year, which is subject to regulatory approvals.

The cash dividend will be paid after the Yankee Bond, which matures in May 2002 has been negotiated. The cash dividend will be paid in exchange of coupon 61. The cash dividend will be paid from the "Cuenta de Utilidad Fiscal Neta (Net Income Account)", and is subject to a withholding tax pursuant to the current Mexican Income Tax Law.

Also on this date, a General Extraordinary Shareholders Meeting was held, which approved changes to some articles of its corporate by-laws, to make them consistent with the new "Ley del Mercado de Valores" (Securities Market Law), and applicable regulations.

Vitro, S.A. de C.V., through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, glassware, and home appliances. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses, and household appliances. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 9 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at: http://www.vto.com and www.vitro.com

For further information, please contact:

(Media) Albert Chico Smith Vitro S.A. de C.V. 011 (52) 8863-1335 achico@vto.com achico@vitro.com	(Investor Relations) Beatriz Martinez Vitro S.A. de C.V. 011 (52) 8863-1258 bemartinez@vto.com bemartinez@vitro.com	(U.S. agency) Lucia Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com